UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             CRESUD S.A.C.I.F. y A.
                      -----------------------------------
                                (Name of Issuer)

                   Common Stock, Par Value 1.00 Peso per Share
                -----------------------------------------------
                         (Title of Class of Securities)

                                    226406106
                             ---------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 12, 1997
                         -----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         Continued on following page(s)
                               Page 1 of 12 Pages

                                                              Page 2 of 12 Pages

                                  SCHEDULE 13D

CUSIP No. 226406106


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                                  35,733,275
   Shares
Beneficially                        8       Shared Voting Power
  Owned By                                   0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                    35,733,275
    With
                           10       Shared Dispositive Power
                                             0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                             35,733,275

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    28.75%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 12 Pages

                                  SCHEDULE 13D

CUSIP No. 226406106


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                  35,733,275
   Shares
Beneficially                        8       Shared Voting Power
  Owned By                                   0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                    35,733,275
    With
                           10       Shared Dispositive Power
                                             0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                             35,733,275

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                             28.75%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 12 Pages

                                  SCHEDULE 13D

CUSIP No. 226406106


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                  35,733,275
   Shares
Beneficially                        8       Shared Voting Power
  Owned By                                   0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                    35,733,275
    With
                           10       Shared Dispositive Power
                                             0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                             35,733,275

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    28.75%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 12 Pages

                                  SCHEDULE 13D

CUSIP No. 226406106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                       35,733,275
   Shares
Beneficially                        8       Shared Voting Power
  Owned By                                        0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                         35,733,275
    With
                           10       Shared Dispositive Power
                                                  0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  35,733,275

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    28.75%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 12 Pages

                                  SCHEDULE 13D

CUSIP No. 226406106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                  0
   Shares
Beneficially               8       Shared Voting Power
  Owned By                                   35,733,275
    Each
  Reporting                9        Sole Dispositive Power
   Person                                    0
    With
                           10       Shared Dispositive Power
                                             35,733,275

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                             35,733,275

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13       Percent of Class Represented By Amount in Row (11)

                                    28.75%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 12 Pages

                                  SCHEDULE 13D

CUSIP No. 226406106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                              7        Sole Voting Power
  Number of                                  0
   Shares
Beneficially                  8       Shared Voting Power
  Owned By                                   35,733,275
    Each
  Reporting                   9        Sole Dispositive Power
   Person                                    0
    With
                              10       Shared Dispositive Power
                                             35,733,275

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                             35,733,275

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13       Percent of Class Represented By Amount in Row (11)

                                    28.75%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 12 Pages

               This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, par value 1.00 Peso per share (the "Shares"), of Cresud S.A.C.I.F. y A. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D dated April 3, 1997, filed by the Reporting Persons (as defined herein) (the "Initial Statement"). This Amendment No. 1 is being filed by the Reporting Persons to report the recent disposition of Shares held for the account of Quantum International Partners LDC, a Cayman Islands exempted limited duration company ("QIP"), as a result of which the percentage of Shares of which the Reporting Persons may be deemed to be the beneficial owner has decreased by more than one percent. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)   QIP;

          ii)  QIH Management Investor, L.P. ("QIHMI");

          iii) QIH Management, Inc. ("QIH Management");

          iv)  Soros Fund Management LLC ("SFM LLC");

          v)   Mr. George Soros ("Mr. Soros"); and

          vi)  Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").


               This Statement relates to the Shares held for the account of QIP. Updated information concerning the Managing Directors of SFM LLC is attached hereto as Annex A.


Item 5.        Interest in Securities of the Issuer.

               (a) Each of the Reporting Persons may be deemed the beneficial owner of the 35,733,275 Shares held for the account of QIP (approximately 28.75% of the total number of Shares outstanding).

               The above percentage has been calculated assuming 124,284,392 outstanding Shares.

               (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP contract) may be deemed to have the sole power to direct the voting and disposition of the 35,733,275 Shares held for the account of QIP.

                    (ii) By virtue of the QIP Contract and as a result of their positions with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 35,783,275 Shares held for the account of QIP.

                                                              Page 9 of 12 Pages

               (c) Except for the transactions disclosed on Annex B hereto, all of which were effected on the Buenos Aires Stock Exchange in routine brokerage transactions, there have been no transactions effected with respect to the Shares since June 23, 1997 (60 days prior to the date hereof) by any of the Reporting Persons.

               (d) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

               (e)  Not applicable.

               Pursuant to a power of attorney, Consultores Asset Management, S.A. ("Consultores"), an Argentine company which provides investment advice with respect to securities, may be deemed to have certain power to effect transactions in the Shares held by QIP, which power would generally not be exercised without the approval or authorization of SFM LLC. Reference is made to the Schedule 13D, as the same may be amended from time to time, filed by Mr. Eduardo S. Elsztain ("Mr. Elsztain"), the Chairman and majority shareholder of Consultores, for further information concerning Consultores and Shares held by or on behalf of Consultores and Mr. Elsztain.

Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

               B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

               C. Joint Filing Agreement dated March 31, 1997 by and among QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

               D. Power of Attorney dated May 23, 1996 granted by QIP in favor of Mr. Gary Gladstein, Mr. Sean Warren and Mr. Michael Neus (filed as Exhibit D to the Initial Statement and incorporated herein by reference).

                                                             Page 10 of 12 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 22, 1997                   QUANTUM INDUSTRIAL PARTNERS LDC


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        QIH MANAGEMENT INVESTOR, L.P.


                                        By:  QIH Management, Inc.,
                                             its General Partner


                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Vice President


                                        QIH MANAGEMENT, INC.


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Vice President


                                       SOROS FUND MANAGEMENT LLC


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                             Page 11 of 12 Pages

                                     ANNEX A



               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                               Scott K. H. Bessent
                                 Walter Burlock
                                Brian J. Corvese
                               Jeffrey L. Feinberg
                                  Arminio Fraga
                                 Gary Gladstein
                                    Ron Hiram
                                Robert K. Jermain
                                 David N. Kowitz
                               Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                   Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                 Mark D. Sonnino
                             Filiberto H. Verticelli
                                 Sean C. Warren
                                 John Zwaanstra

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

     (a)  None of the above persons holds any Shares.

     (b)  None  of  the  above   persons   has  any   contracts,   arrangements,
          understandings or relationships with respect to the Shares.



                                                                                           Page 12 of 12 Pages
                                                    ANNEX B

                                  RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                            CRESUD S.A.C.I.F. y A.




                                 Date of             Nature of            Number of
For the Account of             Transaction          Transaction            Shares          Price Per Share
------------------             -----------          -----------            ------          ---------------

Quantum Industrial               07/17/97               Sell                31,300            2.311
Partners                         08/11/97               Sell               200,000            2.312
                                 08/12/97               Sell               100,000            2.331
                                 08/15/97               Sell                50,000            2.341



